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worldtree

How it Works | Profit Potential | Impact | Perks | FAQs | Discussion | ifrifHii+

Join the 2025 Eco-Tree Program

By investing in World Tree's Eco-Tree program, you'll become part-owner of fast-growing, carbon-capturing trees, **cared for by our global community of farmers**. In 8-12 years, we'll harvest and sell the lumber to our customers, sharing 30% of the profits with you.

INVEST NOW

~~$2.50~~ $2.00 Unit Price

$1,250* Min. Investment

SEC Filings | Offering Circular | Investor Education

7,000+ Acres Planted

$18M+ Raised

3,000+ Investors

RECOGNIZED BY:

Bloomberg Business | Quicktake | EARTH SPEED MEDIA | Early Investing

How it Works

Invest
Your investment funds the planting and care of Empress Splendor trees. For every $1,000 invested we plant ¼ acre of trees. Each acre planted offsets your carbon footprint for a decade.

Grow
Dedicated farmers are guided through a 39-point selection criteria, including site visits and soil analysis. We train and support farmers from planting through to harvest to ensure maximum yield and quality of the lumber.

Harvest
In 8-12 years, we harvest and sell the lumber to our network of customers, including manufacturers of furniture, cabinets, guitars, boats, and more.

Profit
Profits are shared: 30% to investors like you, 20% to World Tree, and 50% to the farmers.

"Grow trees, help save the planet and maybe make a profit in the process? That just about covers all the bases, doesn't it?"

KINGSCROWD

u1•□tn ,uur l,itruun ruuLprnn for the Next Decade

Empress trees are among the fastest and most powerful carbon-capturing trees in the world. Just one acre can absorb up to 103 metric tons of carbon dioxide every year - the equivalent of taking 80 cars off the road - for good. Your investment helps create real, measurable impact for the planet.



> " We already have the world's best carbon capture technology.
>
> **Bloomberg**

WHY WORLD TREE

3X Faster Growth. 100% Real Impact.

World Tree is the largest grower of Empress trees in the Western Hemisphere — a species that reaches maturity up to **three times faster** than traditional hardwoods. That speed, combined with powerful carbon sequestration and beautiful lumber quality, makes Empress wood one of the most promising solutions for the future of forestry. Since 2015, we've built a scalable system that merges impact, sustainability, and business:

- ✓ **7000+ acres planted** and growing
- ✓ **$18M+ raised** to fund regenerative planting
- ✓ **375+ farms** across 5 countries
- ✓ **9+ years of research and development**
- ✓ **18+ field-tested genotypes** matched to local conditions
- ✓ **3 labs + 7 nurseries** ensuring quality at scale
- ✓ **45,000 acres** in the pipeline for future planting

● World Tree farm locations

7,000+ Acres Planted	**18** Field-Tested Genotypes	**375+** Farms

What if your next investment could change the world?

Get the brochure and explore the Eco-Tree Program today.

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DOWNLOAD THE BROCHURE

Crafted from World Tree wood:



DEMAND

Tap into the $1708 Lumber Market[3]

World Tree's Empress wood is already in demand. Companies in marine, music, and interior finishing are negotiating harvest deals years in advance. Customers like Impulse Trading, Tempered Tonewoods, Rebel Bees, and Splendor Paddle



Lompany now source exc1us1ve1y rrom vvona ɪree, proving meres a suong, growing market for this sustainable hardwood.

"

Empress reduces the weight of my furniture by 30%. It is now the standard wood for my products, and World Tree is my supplier.

Katrien Van der Schueren, Owner, Voila¹ creative studio



Rooted in Impact. Designed for Returns.

A better future grows here – with you

INVEST NOW AT $2.00/UNIT

Frequently Asked Questions

World Tree   DealMaker

What relationship does the company have with DealMaker Securities?   ∨

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

How do I keep up with how the company is doing?   ∨

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. **If** the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What if I change my mind about investing?   ∨

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How can I learn more about a company's offering?   ∨

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What happens if a company does not reach their funding target? ᵛ

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

Exceptions to limitations on selling shares during the one-year lockup period: ᵛ

In the event of death, divorce, or similar circumstance, shares can be transferred to: • The company that issued the securities• An accredited investor• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

Can I sell my shares? ᵛ

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

When will I get my investment back? ᵛ

The Units (the "Shares") of World Tree USA, LLC (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

What do I need to know about early-stage investing? Are these investments risky? ᵛ

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

Who can invest in a Regulation CF Offering? ᵛ

Individuals over 18 years of age can invest.

What are the tax implications of an equity crowdfunding investment? ᵛ

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

How do I calculate my net worth? ᵛ

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

How much can I invest? ᵛ

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

Why invest in startups? ᵛ

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a buying a piece of a company and helping it grow.

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Sources
1. Botanic Gardens Conservation International "State of the World's Trees"
2. Ash: White Ash, plants.usda.gov/Documentlibrary/plantguide/pdf/cs_fram2.pdf
Redwood: "Coast Redwood: University of Redlands
Red Cedar: "The History and Origins of Western Red Cedar Lumber." West Bay Forest Products   Your WesternRed Cedar Experts, West Bay Forest Products - Your Western Red Cedar Experts, 21 Aug. 2023,
www.westbayforestproducts.com/wblog/the-history-and-origins-of-western-red-cedar-lumber#:~:text=The%20trees%20are%20relatively%20fast,or%20returned%20to%20Mother%20Nature
Empress: Bergmann et al. Potential of Paulownia Elongata Trees.https://www.researchgate.net/publication/275574289_Potential_of_Paulownia_elongata_trees_for_swine_waste_utilization, Ostrom Climate Commissioned Report
3. Veneers Global: https://www.futuremarketinsights.com/reports/veneer-sheets-market
Marine: LeisureBoat Market Size, Share & Trends Analysis Report By Type {New Leisure Boat,Used Leisure Boat), By Product {Motorized, Non-Motorized), By Region, And Segment Forecasts, 2023 - 2030.
Cabinets: https://finance.yahoo.com/news/ united-states-kitchen-cabinets-market-1 03300386.html
Furniture: https://www.grandviewresearch.com/industry-analysis/furniture-market
Board Sports: https://f inanee.yahoo.com/news/global-board-sports-market-expected-124300170.html
Instruments: https://www.fortunebusinessinsights.com/musical-instrument-market-108706
4. https://www.bloomberg.com/news/videos/2019-08-07/this-tree-efficiently-captures-carbon-video
5. https://www.superpowers4good.com/p/world-tree-to-receive-super-crowd